Exhibit (a)(5)(B)
WhiteHawk Completes Tender Offer for Acquisition of PHX
PHILADELPHIA, PA — June 21, 2025 — WhiteHawk Income Corporation (together with WhiteHawk Energy, LLC and their respective subsidiaries, “WhiteHawk” or the “Company”) announced that a majority of the outstanding shares of common stock, par value $0.01666 per share (the “Shares”), of PHX Minerals Inc. (“PHX”) (NYSE: PHX) were validly tendered and the other conditions to the tender offer have been satisfied. WhiteHawk anticipates the acquisition of PHX will be consummated by WhiteHawk in accordance with, and subject to the terms of, the definitive agreement for the acquisition on Monday, June 23, 2025. Computershare Trust Company, N.A., the depositary for the tender offer, has indicated that as of 12:00 Midnight, Eastern time, at the end of June 20, 2025, approximately 28,806,761 total Shares, or 73.7% of the total Shares issued and outstanding, have been tendered into and not properly withdrawn from the tender offer. This figure does not include 50,315 Shares tendered pursuant to the guaranteed delivery procedures set forth in the Offer to Purchase. When the 50,315 Shares tendered pursuant to the guaranteed delivery procedures are included in the results, approximately 28,857,076 total Shares, or 73.8% of the total Shares issued and outstanding, will have been tendered into and not properly withdrawn from the tender offer.
About WhiteHawk Energy, LLC
WhiteHawk Energy, LLC is focused on acquiring mineral and royalty interests in top-tier natural gas resource plays, including the Marcellus Shale and Haynesville Shale. The management team at WhiteHawk Energy has successfully grown over $13 billion of minerals, midstream, and exploration and development companies over the last 20 years. WhiteHawk Energy currently manages approximately 1,350,000 gross unit acres within core operating areas of the Marcellus Shale and Haynesville Shale, with interests in more than 3,400 producing horizontal wells. Please go to www.whitehawkenergy.com for more information.
About PHX Minerals Inc.
PHX Minerals is a natural gas and oil mineral company with a strategy to proactively grow its mineral position in its core focus areas. PHX owns mineral acreage principally located in Oklahoma, Texas, Louisiana, North Dakota and Arkansas. Additional information on the Company can be found at www.phxmin.com.
Cautionary Statement Regarding Forward-Looking Statements
This document contains certain forward-looking statements about WhiteHawk and PHX, including statements that involve risks and uncertainties concerning WhiteHawk’s proposed acquisition of PHX, anticipated customer benefits and general business outlook. When used in this document, the words “anticipates,” “can,” “will,” “look forward to,” “expected” and similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements. Any such statement may be influenced by a variety of factors, many of which are beyond the control of WhiteHawk or PHX, that could cause actual outcomes and results to be materially different from those projected, described, expressed or implied in this document due to a number of risks and uncertainties. Potential risks and uncertainties include, among others, (i) the possibility that the transaction will not close or that the closing may be delayed, (ii) the anticipated synergies of the combined companies may not be achieved after closing, (iii) the combined operations may not be successfully integrated in a timely manner, if at all, (iv) general economic conditions in regions in which either company does business, and (v) the possibility that WhiteHawk or PHX may be adversely affected by other economic, business, and/or competitive factors. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of WhiteHawk or PHX.
In addition, please refer to the documents that PHX files with the U.S. Securities and Exchange Commission (the “SEC”) on Forms 10-K, 10-Q and 8-K. These filings identify and address other important factors that could cause PHX’s operational and other results to differ materially from those contained in the forward-looking statements set forth in this document. You are cautioned to not place undue reliance on forward-looking statements, which speak only as of the date of this document. Neither WhiteHawk nor PHX is under any duty to update any of the information in this document.

Additional Information about the Acquisition and Where to Find It
This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of PHX, nor is it a substitute for the tender offer materials that WhiteHawk and its acquisition subsidiary will file and have filed with the SEC relating to the tender offer. The tender offer is being made pursuant to a tender offer statement on Schedule TO (including the Offer to Purchase, a related Letter of Transmittal and other offer materials) filed by WhiteHawk with the U.S. Securities and Exchange Commission (“SEC”) on May 22, 2025, as amended from time to time. In addition, on May 22, 2025, PHX filed a Solicitation/Recommendation statement on Schedule 14D-9 with the SEC related to the tender offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement contain important information. Holders of shares of PHX are urged to read these documents The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, have been made available to all holders of shares of PHX at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement are available for free at the SEC’s web site at www.sec.gov.
In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, PHX files annual, quarterly and special reports and other information with the SEC. You may read and copy any reports or other information filed by PHX at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. PHX’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.
Contacts
Corporate Relations
jslotterback@whitehawkenergy.com